

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

February 10, 2017

Via E-Mail
Mr. Andrew Elinesky
Chief Financial Officer
McEwen Mining Inc.
150 King Street West
Suite 2800
Toronto, Ontario
Canada M5H 1J9

> **Re: McEwen Mining Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-33190**

Dear Mr. Elinesky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining